**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated January 27, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __     No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

Enclosure: Press release   ANGLOGOLD ASHANTI to sell ITS 33.33% JOINT VENTURE INTEREST IN THE BODDINGTON GOLD MINE TO NEWMONT MINING CORPORATION



**AngloGold Ashanti Limited** \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

**Corporate Affairs Department:** \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6247 \ www.AngloGoldAshanti.com

# news release

27 January 2008

**ANGLOGOLD ASHANTI TO SELL ITS 33.33% JOINT VENTURE INTEREST IN THE BODDINGTON GOLD MINE TO NEWMONT MINING CORPORATION**

AngloGold Ashanti Limited ("AngloGold Ashanti" or "the Company") is pleased to announce that it has agreed to sell its indirect 33.33% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation for an aggregate consideration of up to approximately US$1.1 billion (the "Transaction").

The Transaction is consistent with AngloGold Ashanti's strategy of focusing on its core, controlled asset portfolio and realising value from any minority, non-managed interests as and when appropriate. It will also immediately strengthen the Company's balance sheet, result in lower financing costs due to early repayment of the recently announced US$1.0 billion bridge facility and create additional flexibility to participate in further investment and growth opportunities.

Commenting on the Transaction, Mark Cutifani, CEO of AngloGold Ashanti, said "The sale of our 33.33% interest in the Boddington Gold Mine is another important step forward in focusing our portfolio on our strategic asset base. The Transaction delivers total consideration of up to approximately US$1.1 billion and also reduces our budgeted capital spend by some A$269 million in 2009. This provides us with funding flexibility to deliver on our growth opportunities, while we also continue to reduce our hedge book and deliver on our commitment to create compelling value for our shareholders. This Transaction leaves the company positioned extremely well to take advantage of any new opportunities in the current economic and financing environment."

The Transaction consideration consists of three components:

(1)    US$750 million payable in cash upon the fulfillment of all conditions precedent to the Transaction ("Completion");
(2)    US$240 million that will be settled, subject to Newmont's election on 1 December 2009, either in cash payable on 31 December 2009, or Newmont shares to be issued on or prior to 10 December 2009, or a combination of cash (payable on 31 December 2009) and Newmont shares (issued on or before 10 December 2009). Any Newmont shares issued to AngloGold Ashanti will be subject to registration rights that will give AngloGold Ashanti the flexibility to dispose of the shares in the market; and

(3)     A royalty calculated as the product of, 50% of the amount by which the average spot gold price in each quarter exceeds the cash costs of the Boddington Gold Mine, as reported by Newmont, by US$600 per ounce and, one-third of total gold production from the Boddington Gold mine in that quarter. The royalty is payable in each quarter from and after the second quarter in 2010 that the above threshold is achieved and subject to an aggregate cap of US$100 million in royalty payments.

At Completion, AngloGold Ashanti will be reimbursed for all contributions made to the joint venture after 1 January 2009 and AngloGold Ashanti will pay Newmont US$8 million in respect of its share of working capital at 1 January 2009.

Newmont has informed AngloGold Ashanti that it has received a commitment for a US$1.0 billion bridge facility in order to fund the Transaction and associated capital expenditure for the Boddington Gold Mine. This financing remains subject to customary closing conditions.

Completion is subject to conditions precedent, including:

(1)     finalisation of Newmont's financing;
(2)     the receipt, to the extent required, of Ministerial consents and/or other Government agency approvals in Australia;
(3)     the approvals of the South African Reserve Bank and the Australian Foreign Investment Review Board;
(4)     the execution by certain third parties of agreements with respect to the assignment of material tenements and land as related to the Boddington Gold Mine; and
(5)     the receipt of certain other applicable third party approvals and consents.

It is anticipated that the conditions precedent will be satisfied and Completion will occur in approximately 40 to 50 days time.

The table below sets out the pro forma financial effects of the Transaction on AngloGold Ashanti's basic earnings per share, headline earnings per share, net asset value and tangible net asset value per share, based on AngloGold Ashanti's last published financial statements for the nine months ended 30 September 2008. The estimated value of net assets that are the subject of the Transaction is approximately US$789 million (A$980 million at an A$:US$ exchange rate of 0.8054) as at 30 September 2008.

The pro forma financial effects are provided in compliance with the Listings Requirements of the JSE Limited. The pro forma financial effects have been prepared for illustrative purposes only and, because of their nature, may not give a true reflection of AngloGold Ashanti's financial position, changes in equity, and results of operations or cash flows. It is important to note that the Boddington Gold Mine was under development during the course of 2008 and therefore did not make any profit or loss during the period but is scheduled to come into production during the course of 2009. The pro forma financial effects are the responsibility of the directors of AngloGold Ashanti.

| Per AngloGold Ashanti share (cents) | Actual before the Transaction[1] | Pro forma after the Transaction[1] | Percentage change |
|---|---|---|---|
| Basic earnings[2,3] | (59) | (59) | 0.0% |
| Headline earnings[2,3] | (87) | (87) | 0.0% |
| Net asset value[4] | 1,044 | 1,097 | 5.1% |
| Tangible net asset value[4] | 931 | 1,015 | 9.0% |

*Notes:*
1. *Based on AngloGold Ashanti's last published financial statements as at 30 September 2008.*
2. *Basic earnings per share and headline earnings per share are based on 304.0 million shares, being the weighted average number of shares in issue for the 9 months ended 30 September 2008.*
3. *The Boddington Gold Mine is not yet in production and as such its disposal has no income statement effects.*
4. *Net asset value per share and tangible net asset value per share are based on 354.7 million shares, being the total number of shares in issue as at 30 September 2008.*

ENDS

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## Legal Advisers:

**Allens Arthur Robinson**                                **Shearman & Sterling LLP**

**Contacts**

|  | Tel: | Mobile: | E-mail: |
|---|---|---|---|
| Alan Fine (Media) | +27 (0) 11 637 6383 | +27 (0) 83 350 0757 | afine@AngloGoldAshanti.com |
| Joanne Jones (Media) | +27 (0) 11 637- 6813 | +27 (0) 82 896 0306 | jjones@AngloGoldAshanti.com |
| Himesh Persotam (Investor Relations) | +27 (0) 11 637-6647 | +27 (0) 82 339 3890 | hpersotam@AngloGoldAshanti.com |

Certain statements made in this communication, including, without limitation, those concerning the proposed sale of AngloGold Ashanti's joint venture interest in the Boddington Gold Mine, the benefits anticipated from the proposed sale and the timing of the satisfaction of the conditions precedent to the transaction, the timing of the repayment of AngloGold Ashanti's bridge financing and AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of unanticipated delays or difficulties in obtaining regulatory or third party approvals and other factors. For a discussion of such factors, that may affect AngloGold Ashanti, including changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management, refer to AngloGold Ashanti's annual report for the year ended 31 December 2007, which was distributed to shareholders on 31 March 2008, and report to shareholders for the quarter and nine months ended 30 September 2008, which was distributed to shareholders on 30 October 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at *www.anglogoldashanti.com* and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:  January 27, 2009

By:     /s/  L Eatwell_____
Name:  L EATWELL
Title:   Company Secretary